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Exhibit 10.1

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DEPARTMENT OF HEALTH & HUMAN SERVICES	Centers of Medicare & Medicaid Services

San Francisco Regional Office
Refer to: DSO-CLIA-DH	75 Hawthorne Street, Suite 408
San Francisco, CA 94105

IMPORTANT NOTICE—PLEASE READ CAREFULLY

April 12, 2002	Via facsimile to (310) 828-6634 and first class mail (Confirmation of successful transmission of facsimile constitutes proof of receipt.)
Albert Rabinovitch, M.D., Ph.D., Director
Specialty Laboratories	CLIA Number: 05D0550302
2211 Michigan Avenue	Accredited By: CAP
Santa Monica, CA 90404-3900

Re: Allegation of Compliance Not Credible—Sanctions Imposed

Dear Dr. Rabinovitch:

In a letter to you dated February 7, 2002, we proposed sanctions against the CLIA certificate of Specialty Laboratories. This sanction action arose as a result of deficiencies discovered during a CLIA complaint survey conducted by our agent, the California Department of Health Services, Laboratory Field Services (the State agency) on June 25 and 26, 2001 and confirmed at a follow-up visit on October 9 and 10, 2001.1

Our February 7, 2002 letter gave you 10 days, or until February 17, 2002, to submit a credible allegation of compliance and acceptable written evidence showing that your laboratory was in Condition-level compliance with all applicable CLIA requirements. The letter also explained that because many of the deficiencies cited on the Form HCFA-2567, Statement of Deficiencies, dated October 10, 2001 were repeat deficiencies that had also been cited at a previous survey completed on June 2, 1999, we had determined it was appropriate to impose sanctions immediately if you did not submit a credible allegation of compliance and acceptable written evidence of correction.

1.
Based on the deficiencies found during these surveys, the State initiated its own sanction process against your laboratory for violation of State personnel requirements by a letter dated November 28, 2001 (later corrected by a subsequent letter dated January 10, 2002). The State action is separate and distinct from the current CLIA action. In response to the November 28, 2001 letter, you submitted a Plan of Correction (POC), which the State received on December 10, 2001. The State's corrected January 10, 2002 letter invited you to supplement the December 10, 2001 POC, if you wished, with additional evidence or information, but you replied that the POC was complete. The State then reviewed the December 10, 2001 POC and determined that your laboratory continued to be out of compliance with State personnel requirements. Based on its determination, the State agency notified you by a letter dated March 28, 2002 of its intent to impose sanctions under State law for the "willful and continued unlawful conduct of Specialty Laboratories in permitting unlicensed and unauthorized personnel to perform clinical laboratory testing." You were given 30 days to respond to this letter.

  You requested an extension until February 19, 2002, which we agreed to, and your response was delivered to this office and to the State agency on that date. We requested the State agency to review your response first and to provide us with an evaluation of it. Although we routinely request State agency input when we receive an allegation of compliance, in this case the State agency's evaluation was critical because each of the three Conditions cited in our February 7, 2002 letter arose from your laboratory's failure to comply with all applicable State personnel requirements, as required by CLIA at 42 C.F.R. §§ 493.1449 (a) and 493.1489 (a).

  The State agency's review, incorporating comments from the examiners who had been onsite during the October 2001 survey, was quite thorough, and we relied on it while conducting our own review of your allegation of compliance and evidence of correction. We fully concur with the State agency's findings, and it is our determination that the allegation of compliance is not acceptable. In the discussion of your allegation of compliance in the following paragraphs, we will, for the most part, quote directly from the State agency's evaluation for the reason stated above, that all three Conditions cited in our February 7, 2002 letter were the direct result of your laboratory's failure to comply with State requirements. It should go without saying that we defer to the State agency's interpretation of California personnel requirements, and that we accept as conclusive the State agency's determination of your non-compliance with these State requirements.2

  Evaluation of February 19, 2002 Allegation of Compliance and Evidence of Correction3

  Prefatory Comments

  1)
  CMS previously cited deficiencies relating to persons unlicensed in California being involved in clinical laboratory practice, and the laboratory previously submitted an allegation of compliance dated October 12, 1999 which showed that corrective action had been implemented by September 24, 1999. However, at the time of the current survey, the deficiencies were found still to exist.

  2)
  "The laboratory did not provide documentation that it had assessed the potential risk to all patient testing affected by prior quality control decisions and [by] testing done by unlicensed persons, acting as testing persons and/or supervisors." The allegation of compliance "did not indicate what corrective action(s) were considered for patients found to be potentially harmed by the quality control decisions made by the unlicensed person[s] such as the Assistant Vice-President of Operations.

  3)
  "Persons unlicensed in California were observed performing clinical laboratory activities by testing, not assisting, a licensed Clinical Laboratory Scientist (CLS) or other person licensed under Division 2, Chapter 3, California Business and Professions Code (BPC). There may have been a CLS assigned to the same shifts in the same section as the unlicensed personnel, however, the CLS interviewed in the various sections did not know the basics of the testing being performed by the unlicensed technicians on the same shift. In addition, the laboratory did not document competency in the testing performed for the CLS assigned to the testing areas.

2.
It should also be emphasized that you are answerable both to CMS for your laboratory's failure to comply with CLIA requirements and to the State agency for your failure to comply with State personnel requirements. Both agencies have the authority under the respective Federal and State statutes to impose sanctions against your laboratory. The present notice imposes the Federal sanctions proposed by our letter dated February 7, 2002. The State agency's March 28, 2002 letter proposed additional sanctions under State law and gave you 30 days to respond why they should not be imposed.

3.
Direct quotations from the State agency review are set off by quotation marks.

  4)
  "Persons unlicensed in California were observed in all sections performing clinical laboratory activities not permitted under BPC §1269. While performing these clinical laboratory activities, the unlicensed personnel were not subject to the required direct and constant supervision under BPC § 1206(a)(8).

  5)
  "In several instances, the CLS was reviewing and signing out work performed by unlicensed technicians during previous shifts. The examiners were repeatedly told that the CLS had the primary responsibility for the previously performed testing and the records being reviewed.

  6)
  "Unlicensed technicians were also performing supervisory activities not permitted under BPC § 1269."

  Conclusion: The Allegation of Compliance Submitted February 19, 2002 Does Not Demonstrate That the Laboratory Has Come Into Condition-Level Compliance.

  1)
  "The laboratory failed to address and document what systemic changes have been made to ensure that the deficient practices do not recur, or how these mechanisms and/or changes will be monitored. No documentation was submitted showing how policies would be monitored and enforced.

  2)
  "The allegation of compliance was not realistic in terms of the possibility of the corrective action being accomplished between the date of the survey and the date of the allegation due to the large number of unlicensed personnel involved in clinical laboratory practice [who are] performing testing." See BPC § 1282. For a discussion of Attachment 58, see D6101 below.

  3)
  "The laboratory stated in its new Lab Technician job description of November, 26, 2001 [Attachment 14] that the unlicensed technician classes perform their duties under the direct and constant supervision of a California licensed individual. The laboratory failed to specify how direct and constant supervision of each assay would be provided to unlicensed persons by a 'duly licensed physician and surgeon or a person licensed under this chapter4 other than a trainee' who had been found competent in performance of that assay. Direct and constant supervision of unlicensed persons through personal observation is required during the entire time when the unlicensed persons are engaged in the specified activities allowed in BPC § 1269."

  Comments Related to Specific Deficiencies (Cited by Deficiency Tag)

  D 4135, page 5—Control Procedures—"The allegation of compliance is not acceptable. The laboratory's response was unchanged from the [December 10, 2001] POC for the State survey. Attachments 7, 17, and 22 are not acceptable in that the cited deficiency is not completely resolved, including:

  "1)
  The NK (Natural Killer cell) procedure submitted as Attachment 7 is not clear. The procedure does not assure that two different concentration levels over a specified range will be used each day of testing. The normal controls—NK Fresh and NK 24 HRS—have the same QC range: 20 - 250 Lytic Units (LU), which is also the reference range. (See page 8 of the procedure, under Quality Control). The laboratory still does not fulfill CLIA requirements of running two levels of controls, as there is no low level control (<20) covering the critical range of patient results.

4.
i.e. BPC Division 2, Chapter 3.

  "2)
  How has the laboratory established the expected reference range of 20 - 250 LU? In the latest version submitted regarding the two normal controls (one page only), the whole section on establishing the reference range was deleted.

  "3)
  The laboratory did not indicate the storage conditions and expiration time for each of the two control levels.

  "4)
  How has the laboratory validated the method, including control levels, and how does it plan to monitor and document that the new procedure remains in compliance?

  "5)
  Has the laboratory documented that all persons involved in the test process (supervisors and other licensed persons, as well as the unlicensed technicians and assistants) have been trained and found to be competent?

    "The [laboratory's] statement that an audit was done for deficiencies D4135 and D4159 was noted. What is the policy for review? Documentation of the audits was not submitted."

    D 4159, page 5—Control Procedures—"The allegation of compliance is not fully acceptable. The laboratory's Attachments were unchanged from the [December 10, 2001] POC for the State survey. Some points are unclear. The policy says only licensed CLSs read plates after four hours. The procedure is unclear as to who sets up the test and who determines the timing. How are technicians involved in the testing process? How will readings of the test be monitored? (Nothing in the procedure stated a policy for run rejection if the reagents have not been tested and found acceptable.)"

    D 6076 page 6—Laboratory Director—The "Condition-level deficiency includes several deficiencies. The allegation of compliance with this Condition-level deficiency is not acceptable, as evidenced by the lack of credible allegations of compliance for the constituent deficiencies and the scope of all deficiencies cited. Based on the large number of unlicensed personnel supervising and performing clinical laboratory testing in multiple specialty areas of the laboratory and [the] deficiencies previously cited in prior surveys, the Laboratory Director continues to disregard the California clinical laboratory personnel requirements. The Laboratory Director failed to provide adequate overall administration, and failed to provide overall technical and scientific supervision by persons licensed under BPC Division 2, Chapter 3."

    "As a result of on-site visits to Specialty Laboratories during August 1999 and July 2001, previous written notifications were issued to the laboratory citing [the fact] that supervisors and testing personnel failed to possess current California clinical laboratory personnel licenses. Allegations of compliance were received from the laboratory at those times. The Laboratory Director failed to provide adequate overall administration, and failed to provide overall technical and scientific supervision by persons licensed under BPC Division 2, Chapter 3. The allegation of compliance for this repeat deficiency does not indicate how corrective action would be monitored to ensure that this deficient practice does not recur." The allegation of compliance "does not address how the Laboratory Director will implement/ensure effective communication between himself, supervisors, and testing personnel to ensure compliance with the California requirement for California licensed personnel. The licensed CLS (medical technologist) must do the test, and the unlicensed technician shall only be assisting the CLS under direct and constant supervision [in order] to meet the requirements of BPC §1269."

    The allegation of compliance "does not state how the Laboratory Director will assure that all personnel on all shifts in the clinical laboratory are properly supervised by qualified licensed laboratory personnel. [This supervision should include] general, technical, clinical, and direct and constant supervision."

    D 6083 Page 7—Laboratory Director Responsibilities—"The allegation of compliance did not fully address the deficiency. The temperature monitoring policy submitted did not include the policy of suspending testing if temperature is out-of-range until it is corrected" as was stated on page 7.

    D 6086 Page 7—Laboratory Director Responsibilities—"The allegation of compliance is not acceptable. It did not address the deficiency, i.e. the regulatory requirement for validating a change of method, [by] providing the laboratory's policy for validating methods and the resulting data for the modified test. The four methods observed in use in the laboratory were modifications of the laboratory's official procedure, as presented to the team onsite at the time of this survey. Also, no mechanism was submitted to show how the laboratory has identified all patients having the potential to be affected by this deficient practice and what documented corrective actions have been taken."

    D 6087 Page 8—Laboratory Director Responsibilities—The allegation of compliance is not acceptable because it "does not address the deficiency of a testing person (not California-licensed) not following the official procedure. The laboratory did not identify what mechanisms have been put into place or what systemic changes have been made to ensure that the deficient practice does not recur, and how these mechanisms and/or changes will be monitored. This deficiency further strengthened the finding that unlicensed persons were performing testing without direct and constant supervision. In this case, where the unlicensed person informed the licensed person that modifications could be made to the accepted procedure, [it] definitely did not meet the test of 'assisting' a licensed person. The technician quoted on page 8 (b) identified himself in the presence of two LFS examiners and Specialty Laboratories' management. He stated that he was performing the test and resumed the testing process in the examiners' presence. The examiners observed no other person involved in the testing process as claimed by the laboratory."

    D 6101 Page 9—Laboratory Director Responsibilities—"The laboratory's allegation of compliance is unacceptable. The current list of personnel submitted as Attachment 58 shows 349 total staff:

  "1)
  Two directors and 142 other persons licensed under BPC Division 2, Chapter 3.

  "2)
  205 unlicensed persons, two listed as Technical Consultants, four Lead Technicians, nine Technicians III, seven Senior Technicians, three Operations Coordinators listed as testing persons, and three technicians classified as MT II (medical technologist). Statements made by the laboratory regarding Technical Directors/Technical Supervisors are discussed in the response to D 6108.

    "Attachment 58 lists three Operations Coordinators as testing persons. However, Attachment 36 states that the new classification of Operation Coordinator is not directly involved in patient testing. Two unlicensed persons in the Cytogenetics and Genotyping sections are listed as Technical Director on Attachment 58. Three unlicensed technicians were listed on Attachment 58 as MT II (Medical Technologist).

    "The charts of personnel assignments do not define which California-licensed persons are performing each assay, which unlicensed person is assisting, and whether all persons involved in the testing have been trained and found competent in the tasks assigned."

    D 6102 Page 16—Laboratory Director Responsibilities—"The allegation of compliance did not address the deficiency and is unacceptable. The Technician job description was unchanged from the [December 10, 2001] POC for the State survey. No mechanism was provided for developing, implementing, documenting, and assessing the effectiveness of training for all analytes tested in the laboratory. Competency in the testing performed should be determined for both the licensed persons performing testing and the unlicensed persons assisting licensed persons in the laboratory."

    D 6108 Page 16—Laboratory Technical Supervisor—"The laboratory's allegation of compliance is unacceptable. Title 17 of the California Code of Regulations (17 CCR) § 1036 requires all supervisors not only to meet CLIA requirements, but also to be duly licensed under State law. This deficiency was previously cited in the survey of August 27, 1999. The presence of other technical supervisors as a 'duly licensed physician and surgeon or a person licensed under this chapter5 other than a trainee' did not correct the deficiency of technical supervisor responsibilities [being] performed by a person not licensed under BPC Division 2, Chapter 3. The allegation of compliance did not include a mechanism for assuring and documenting that further unlicensed personnel would not be assigned to these positions."

    D 6111 Page 17—Technical Supervisor Qualifications—"The allegation of compliance did not fully address the deficiency. Although Attachment 32 stated that the unlicensed Technical Supervisor (Assistant Vice-President of Operations) of Molecular Biology was relieved of his former responsibilities, the laboratory did not provide documentation that it had assessed the potential risk to all patient testing affected by this unlicensed person's prior quality control decisions." The allegation of compliance "did not indicate what corrective action(s) were considered for patients found to be potentially harmed by the decisions made by the unlicensed Assistant Vice-President of Operations. [The memorandum at] Attachment 32 'limits [his] clinical laboratory activities' to include 'submissions of...validations' and 'validation of new commercial reagents.' The policy was not clear as to what those phrases meant. This is an important oversight, especially as the laboratory was cited in [the Form HCFA-2567 dated October 10, 2001] for the unlicensed person, Assistant VP-Operations, making decisions about acceptable ranges of control materials and adjustments to be made to the ranges for clinical testing. Clarification is needed as this appears to be a restatement of the previously cited deficiencies, and appears to allow the previously cited deficiencies to continue. The allegation of compliance did not include the mechanism for assuring and documenting compliance with activities restricted to non-clinical functions.

    "Although Attachments 33 and 34 state that [the] unlicensed Technical Director and Associate Technical Director have been relieved of their former responsibilities, there was no mechanism for assuring and documenting that further unlicensed personnel would not be assigned to these positions.

5.
i.e. BPC Division 2, Chapter 3.

    "Further information is needed as to the qualifications under 42 C.F.R. § 493.1449, for the California-licensed physician and others who have replaced the persons unqualified to serve as technical supervisor, as well as a summary of their training and competency records."

    D 6135 Page 21—Clinical Consultant Qualifications—"The allegation of compliance is unacceptable." [The person identified in the allegation of compliance as] 'TSR' served the function of clinical consultant [as defined by CLIA] regardless of [his] Specialty Laboratories title, and he did not have the required license per 17 CCR § 1036."

    D 6168 Page 21—Testing Personnel, High Complexity—"The allegation of compliance is not acceptable, as evidenced by the lack of credible allegations of compliance for the constituent deficiencies

    "The laboratory failed to provide documentation as to how the laboratory's policies, procedures, and/or operations changed" as a result of deficiencies cited. "Assigning licensed CLSs and unlicensed technicians to the same shift does not meet the requirements of BPC § 1269, including the direct and constant supervision by a licensed CLS who is competent in the test procedure and whom the unlicensed person is assisting. Attachment 58 and the attachments referenced by Specialty Laboratories on page 23 for staffing of sections do not address [all] issues and deficiencies, including but not limited to, the following:

  "1)
  Which of the listed CLSs has responsibility for performing each test listed?

  "2)
  Who is the unlicensed person assisting the licensed CLS with each test?

  "3)
  Have the CLSs and the unlicensed technician been trained to perform or assist in performance of each test?

  "4)
  What procedures exist for training, competency assessment, documenting the training, and assessment of the effectiveness of the training to ensure accurate patient results?"

    Attachment 27—"The new 'Internal and Self Audit Processes' is neither defined nor complete. No documents were submitted showing the format, implementation, and review [despite the laboratory's statement] on page 29 that this policy of 'internal and self-audits' is a core principle to ensure sustained behavioral change.

    "The evidence does not support the [laboratory's] statement that the practices observed by the LFS examiners were 'violations of the Specialty Laboratories policy' for unlicensed persons. The policy of Laboratory Technician job duties, presented on-site to the team by the Director- Quality improvement, delegated duties and responsibilities not allowed in BPC § 1269, as cited in the [Statement of] Deficiencies. The citations were based on statements in the job descriptions supplied by the laboratory at the time of survey [as well as on] observation of the testing process. These job descriptions allowed unlicensed personnel to perform duties, including supervision, which are not permitted under BPC § 1269 and 17 CCR § 1036. The restrictions at BPC § 1269 are more complex and far-reaching than just prohibiting [unlicensed personnel from] independently performing testing. BPC § 1269 states that an unlicensed person may only 'assist' a licensed person who performs the test. BPC § 1269 further states that unlicensed laboratory personnel may perform any of the BPC § 1269-allowed activities under the direct and constant supervision of a duly licensed person. 17 CCR § 1036 requires all supervisors not only to meet CLIA requirements, but also to be duly licensed under State law.

    "The signature by an unlicensed person on the Laboratory Technician Responsibility policies (Attachments 3 and 14), that are unchanged from the [December 10, 2001] State POC, does not ensure compliance with the restrictions on activities, nor does it monitor compliance with the requirement for direct and constant supervision. The laboratory failed to address what mechanisms have been put into place or what systemic changes have been made to ensure that the deficient practice does not recur, or how these mechanisms, and/or changes will be monitored to ensure compliance has been achieved and maintained.

    "Attachment 14 (new laboratory policy dated November 26, 2001) is unchanged from the [December 10, 2001] State POC. The unlicensed Laboratory Technician's essential duties, which are stated by Specialty Laboratories to 'more accurately reflect regulatory boundaries,' include several duties which are not sufficiently defined to ensure compliance with BPC § 1269, including:

    "(9) The unlicensed technician will not be testing but assisting a licensed CLS, and, therefore, will not be involved in all phases of the assay.

    "(13)   The unlicensed technician may only transcribe data from limited sources.

    "(15)   The CLS should already be aware of all the test situations since he will be constantly supervising the unlicensed technician, who should only be assisting. Authorizing/requiring the technician to consult with the medical technologist or general/technical supervisor implies that the technician is independently performing clinical laboratory practice, and, therefore, is not assisting, nor under direct and constant supervision of a licensed person.

    "(21)   Assists, not supports, 'licensed' supervisor in completing projects.

    "(22)   Other duties assigned 'as permitted under BPC § 1269.'

    "Attachment 14 also contains a 'Skill Level' grid for technical knowledge and cross training for the various levels of unlicensed technicians. This Skill Level grid of technical knowledge and cross training contains a Specialty Laboratories term, 'non-critical steps' that is not in California law. The unlicensed technician should not be interpreting clinical laboratory tests. Other Skill Level descriptions, which require definition, are 'trouble-shooting,' 'contributes toward effective solutions' in quality improvement initiatives, 'proficient in manual procedures,' and 'acceptable' or 'moderate error rate.'

    "Page 27- Direct and constant supervision by a licensed person of persons unlicensed in California who perform cytogenetic testing does not meet California law. Unlicensed persons are limited to only the activities that they can perform under BPC § 1269."

    "Attachment 15—The new Medical Technologist (CLS) policy summary does not specify that the direct and constant supervision be of the 'technician' (unlicensed person) 'assisting' the CLS in the performance of testing." Item 14 of Essential Duties and Responsibilities 'makes reference to 'critical judgment' steps, which is a Specialty Laboratories term, and not in California law. The Specialty Laboratories' statement (page 5) that the 'technicians' (unlicensed persons) are no longer performing 'complex technical tasks' does not address the deficiency that an unlicensed person performed tasks not allowed under BPC § 1269 and engaged in clinical laboratory practice not allowed [under] BPC § 1282."

Based on our concurrence with the State agency's findings that your allegation of compliance is not acceptable, we have determined that it is appropriate to take action to impose the following sanctions, which we previously proposed:

•
A Directed Portion of a Plan of Correction. In our letter dated February 7, 2002, you were directed to submit within ten calendar days, a list of the names and addresses of all physicians and other clients who have used some or all of your laboratory's services from June 1, 2000 to the date of the letter. You have complied with our request. The list may be used to advise your clients of the nature of your laboratory's non-compliance and the nature and effective date of any sanction actions imposed against your laboratory.

•
A Civil Money Penalty in the amount of $3,000 a day for each day of non-compliance effective February 22, 2002. This penalty will continue to accrue until your laboratory is in compliance with all Condition-level requirements, or the revocation of your laboratory's certificate becomes effective. If you request a hearing, the Civil Money Penalty amount will not be collected until after the hearing decision is rendered.

•
Revocation of your laboratory's CLIA certificate effective April 22, 2002. (See below for information on the extension of your appeal rights.)

•
Cancellation of your laboratory's approval to receive Medicare and Medicaid payments for any services performed on or after February 22, 2002.

Please refer to our letter dated February 7, 2002 for your appeal rights and instructions on how to file an appeal. Because of the length of time that was needed to thoroughly review your allegation of compliance and evidence of correction, we have extended the original appeal period. You have 10 days from the date of this letter, or until April 22, 2002, in which to file an appeal that will be considered timely. We remind you that, as provided at 42 C.F.R. § 493.1844(c)(4), the determination as to which alternative sanction or sanctions to impose, including the amount of a civil money penalty to impose per day per violation, is not an initial determination that is subject to appeal under 42 C.F.R. § 493.1844.

If you file a timely request for a hearing, i.e. by April 22, 2002, CMS does not collect the Civil Money Penalty or revoke any type of CLIA certificate until after a hearing before an Administrative Law Judge that upholds CMS' sanction determination. However, you are reminded that the directed portion of a plan of correction was effective February 17, 2002, and the cancellation of all Medicare and Medicaid payments was effective February 22, 2002.

If an appeal is not filed, your laboratory's CLIA certificate will be revoked April 22, 2002. We remind you that, pursuant to 42 U.S.C. § 263a(i)(3) and 42 C.F.R. § 493.1840(a)(8), the owners and operators (including the director) of the laboratory will be prohibited from owning or operating (including directing) any laboratory for at least two years from the date of revocation.

If you have any questions regarding this notice, please call Dan Hersh of my staff at (415) 744-3705.

Sincerely,
/s/ KAREN FULLER Karen Fuller, Acting Director CLIA Operations Division of State Operations
cc:
Brad Tully, Esq.	Via facsimile to (310) 551-8181 and first class mail
Hooper, Lundy & Bookman, Inc.	(Confirmation of successful transmission of facsimile
1875 Century Park East, Suite 1600	constitutes proof of receipt.)
Los Angeles, CA 90067-2799
CAP
California Department of Health Services, Laboratory Field Services

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  Exhibit 10.1